CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

High Income Trigger Securities due 2007	$16,250,000	$1,738.75

PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT For HITS Dated March 30, 2006	Pricing Supplement No. 124 Registration Statement No. 333-131266 Dated November 22, 2006 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F Senior Fixed Rate Notes

9% HITS due December 20, 2007 Based on the Common Stock of Schlumberger Limited High Income Trigger Securities SM (“HITSSM”)

The HITS offered are senior unsecured obligations of Morgan Stanley, will pay a coupon of 9% per year and will have the terms described in the prospectus supplement for HITS and the prospectus, as supplemented or modified by this pricing supplement. At maturity the HITS will pay either (i) an amount of cash equal to the principal amount of the HITS, or (ii) a number of shares of common stock of Schlumberger Limited, if the trading price of the common stock of Schlumberger Limited decreases to or below the trigger price over the term of the HITS. The HITS do not guarantee any return of principal at maturity.

Final Terms:

Underlying company:
Underlying stock:
Aggregate principal amount:
Pricing date:
Original issue date (Settlement date):
Maturity date:
Issue price:
Stated principal amount:
Coupon rate:
Interest payment dates:
Denominations: Initial share price:
Trigger level:
Trigger price:
Payment at maturity:

Schlumberger Limited, which we refer to as Schlumberger
The common stock of Schlumberger
$16,250,000
November 22, 2006
November 30, 2006, which is the fifth trading day following the pricing date
December 20, 2007
$10 per HITS
$10 per HITS
9% per annum
March 20, 2007, June 20, 2007, September 20, 2007 and the maturity date
$10 (and integral multiples thereof)
$65.18, the closing price of Schlumberger common stock on the pricing date
75%
$48.885, equal to 75% of the initial share price
If at any time on any trading day from and including the pricing date to and including the determination date:

•	the trading price has not decreased to or below the trigger price, then you will receive an amount in cash equal to $10 per HITS, or
•	the trading price has decreased to or below the trigger price, then you will receive shares of common stock in exchange for each HITS at the exchange ratio.
Exchange ratio: Determination date: Exchange right: Listing:

0.15342, which is equal to $10 divided by the initial share price
December 18, 2007, subject to postponement in the event of certain market disruption events
The HITS are not exchangeable into cash or Schlumberger common stock prior to maturity.
The HITS have been approved for listing on the AMEX subject to official notice of issuance. The AMEX listing symbol for the HITS is “SBM.” It is not possible to predict whether any secondary market for the HITS will develop.

CUSIP:	61748A338

The HITS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $10 PER HITS

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company(1)

Per HITS	$10.00	$0.20	$9.80
Total	$16,250,000	$325,000	$15,925,000
(1)	Plus accrued coupon, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for HITS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for HITS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for HITS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for HITS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for HITS dated March 30, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000965/dp02349_hits.txt
  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for HITS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     “High Income Trigger Securities” and “HITS” are service marks of Morgan Stanley.

Your Return on the HITS

     No guaranteed return of principal. Unlike ordinary debt securities, the HITS do not guarantee any return of principal at maturity.

     Coupon on the principal amount. We will pay a coupon on the HITS at a rate that will be 9.00% of the principal amount per year on March 20, 2007, June 20, 2007, September 20, 2007 and the maturity date, which is more than the current dividend rate on Schlumberger common stock. For U.S. federal income tax purposes, we and you will generally agree to treat a portion of the total coupon as interest, accruing at 5.23% per annum, and the remaining portion as option premium, equivalent to 3.77% per annum. See “United States Federal Income Taxation” below. You will be entitled to receive all coupon payments on the principal amount of your HITS whether we deliver cash or shares of Schlumberger common stock at maturity.

     Payment at maturity. We will deliver to you on the maturity date for each $10 principal amount of HITS that you hold:

  if the trading price of Schlumberger common stock has not decreased to or below the trigger price at any time on any trading day from and including the pricing date to and including the determination date, an amount in cash equal to $10 per HITS; or

  if the trading price of Schlumberger common stock has decreased to or below the trigger price at any time on any trading day from and including the pricing date to and including the determination date, shares of Schlumberger common stock in exchange for each HITS at the applicable exchange ratio.

  where,

  exchange ratio      =      0.15342

     Postponement of maturity date. If the scheduled determination date is postponed because that day is not a trading day or a market disruption event occurs on that day and the actual determination date is less than two trading days prior to the scheduled maturity date, the maturity date will be the second trading day following the determination date as postponed.

Definitions

     The following definitions shall replace the equivalent definitions in the prospectus supplement for HITS dated March 30, 2006.

“closing price” for one share of underlying stock (or one unit of any other security for which a closing price must be determined) on any trading day as of close means:

  if such underlying stock (or any such other security) is listed or admitted to trading on a national securities exchange (other than The NASDAQ Stock Market LLC (the “NASDAQ”)), the last reported sale price, regular way, of the principal trading session on such day on the principal national securities exchange registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on which such underlying stock (or any such other security) is listed or admitted to trading, if such underlying stock (or any such other security) is a security of the NASDAQ, the official closing price published by the NASDAQ on such day, or if such underlying stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the National Association of Securities Dealers, Inc. (the “NASD”), the last reported sale price of the principal trading session on the OTC Bulletin Board on such day.

If such underlying stock (or any such other security) is listed or admitted to trading on any national securities exchange but the last reported sale price or the official closing price published by the NASDAQ, as applicable, is not available pursuant to the preceding sentence, then the closing price for one share of such underlying stock (or one unit of any such other security) on any trading day will mean the last reported sale price of the principal trading session on the over-the-counter market as reported on the NASDAQ or the OTC Bulletin Board on such day. If a market disruption event (as defined below) occurs with respect to such underlying stock (or any such other security) or the last reported sale price or the official closing price published by the NASDAQ, as applicable, for such underlying stock (or any such other security) is not available pursuant to either of the two preceding sentences, then the closing price for any trading day will be the mean, as determined by the Calculation Agent, of the bid prices for such underlying stock (or any such other security) for such trading day obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent. Bids of MS & Co. or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained. The term “OTC Bulletin Board Service” will include any successor service thereto.

     “intraday price” for one share of the underlying stock (or one unit of any other security for which an Intraday Price must be determined) at any time during any trading day (including at the close) means:

  if the underlying stock (or any such other security) is listed or admitted to trading on a national securities exchange, the most recently reported sale price, regular way, at such time during the principal trading session on such day on the principal United States securities exchange registered under the Exchange Act on which the underlying stock (or any such other security) is listed or admitted to trading, if the underlying stock (or any such other security) is a security of NASDAQ, the most recently reported sale price at such time quoted by NASDAQ on such day, or if the underlying stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the most recently reported sale price at such time during the principal trading session on the OTC Bulletin Board on such day.

Hypothetical Payments on the HITS

     The following examples illustrate the payment at maturity on the HITS for a range of hypothetical closing prices for Schlumberger common stock on a hypothetical determination date, which is approximately one year from the issue date of the HITS, depending on whether an intraday trading price during the term of the HITS has or has not decreased to or below the trigger price. The hypothetical examples are based on the following values:

•	Stated principal amount
	(per HITS):	$10.00
•	Initial share price:	$65.18
•	Exchange ratio:	0.15342 (the $10.00 price per HITS divided by the hypothetical initial share price)
•	Trigger price:	$48.885 (75% of the initial share price)
•	Annual coupon:	9.00%

     TABLE 1: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $10.00 investment in the HITS if the trading price of Schlumberger common stock has not decreased to or below the trigger price of $48.885 at any time on any trading day from and including the pricing date to and including the determination date. Consequently, the payment at maturity in each of these examples would be made in cash.

Hypothetical Schlumberger common stock closing price at determination date	Value of cash delivery amount at maturity per HITS	Total quarterly coupon payments	Value of total payment per HITS

$50.000	$10.000	$0.900	$10.900
$55.000	$10.000	$0.900	$10.900
$60.000	$10.000	$0.900	$10.900
$65.000	$10.000	$0.900	$10.900
$70.000	$10.000	$0.900	$10.900
$75.000	$10.000	$0.900	$10.900
$80.000	$10.000	$0.900	$10.900
$85.000	$10.000	$0.900	$10.900

     TABLE 2: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $10.00 investment in the HITS if the trading price of Schlumberger common stock has decreased to or below the trigger price of $48.885 at any time on any trading day from and including the pricing date to and including the determination date. Consequently, the payment at maturity in each of these examples would be made by the delivery of shares of Schlumberger common stock.

Hypothetical Schlumberger common stock closing price at determination date	Value of shares of Schlumberger common stock delivered at maturity per HITS	Total quarterly coupon payments	Value of total payment per HITS

$0.000	$0.000	$0.900	$0.900
$35.000	$5.370	$0.900	$6.270
$40.000	$6.137	$0.900	$7.037
$45.000	$6.904	$0.900	$7.804
$50.000	$7.671	$0.900	$8.571
$55.000	$8.438	$0.900	$9.338
$60.000	$9.205	$0.900	$10.105
$65.000	$9.972	$0.900	$10.872
$70.000	$10.739	$0.900	$11.639
$75.000	$11.507	$0.900	$12.407

     Because the trading price of Schlumberger common stock may be subject to significant fluctuation over the term of the HITS, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity. The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the price of Schlumberger common stock falls to or below the trigger price from and including the pricing date to and including the determination date and (b) the closing price of Schlumberger common stock on the determination date.

     You can review the historical prices of Schlumberger common stock in the section of this pricing supplement called “Description of HITS—Historical Information.” The historical performance of Schlumberger common stock included in this pricing supplement should not be taken as an indication of the future performance of Schlumberger common stock during the term of the HITS. It is impossible to predict whether the prices of Schlumberger common stock will rise or fall during the term of the HITS, whether the price of Schlumberger common stock will or will not decrease to or below the trigger price during the term of HITS, or the price of Schlumberger common stock at maturity.

Schlumberger common stock – Public Information

     Schlumberger Limited is an oilfield services company, supplying technology, project management and information solutions that optimize performance in the oil and gas industry. Schlumberger common stock is registered under the Exchange Act. Information provided to or filed with the Commission by Schlumberger pursuant to the Exchange Act can be located by reference to Commission file number 001-04601 through the Commission’s website at http://www.sec.gov. In addition, information regarding Schlumberger may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for HITS.

     This pricing supplement relates only to the HITS offered hereby and does not relate to Schlumberger common stock or other securities of Schlumberger. We have derived all disclosures contained in this prospectus supplement regarding Schlumberger from the publicly available documents described in the preceding paragraph. In connection with the offering of the HITS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Schlumberger. Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Schlumberger is accurate or complete.

     Neither we nor any of our affiliates makes any representation to you as to the performance of Schlumberger common stock.

     Historical Information. The following table sets forth the published high and low closing prices of Schlumberger common stock for 2003, 2004, 2005 and 2006 through November 22, 2006. The closing price of Schlumberger common stock on November 22, 2006 was $65.18. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of Schlumberger common stock as an indication of future performance.

	High	Low	Dividends

(CUSIP 806857108)
2003
First Quarter	21.55	18.04	0.09375
Second Quarter	24.89	18.71	0.09375
Third Quarter	25.54	22.32	0.09375
Fourth Quarter	27.84	23.05	0.09375
2004
First Quarter	33.24	26.35	0.09375
Second Quarter	32.08	27.73	0.09375
Third Quarter	33.83	29.46	0.09375
Fourth Quarter	34.63	30.61	0.09375
2005
First Quarter	39.00	31.74	0.105
Second Quarter	39.09	32.58	0.105
Third Quarter	43.62	37.91	0.105
Fourth Quarter	51.44	39.24	0.105
2006
First Quarter	65.33	51.68	0.125
Second Quarter	73.37	54.51	0.125
Third Quarter	68.07	54.73	0.125
Fourth Quarter (through November
22, 2006)	65.61	57.46	0.125

     All share price information has been adjusted to reflect a two-for-one stock split that was payable on April 10, 2006. We make no representation as to the amount of dividends, if any, that Schlumberger will pay in the future. In any event, as an investor in the HITS, you will not be entitled to receive dividends, if any, that may be payable on Schlumberger common stock.

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the HITS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the HITS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the HITS by taking positions in Schlumberger common stock and in options contracts on Schlumberger common stock listed on major securities markets. Such purchase activity could have increased the price of Schlumberger common stock, and, accordingly, have increased the trigger price relative to the price of Schlumberger common stock absent such hedging activity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for HITS.

Risk Factors

     The HITS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The HITS do not guarantee return of principal at maturity. Our payment to you at maturity will either be (i) cash equal to the principal amount of each HITS or (ii) a number of shares of Schlumberger common stock, if the trading price of Schlumberger common stock decreases below the trigger price over the term of the HITS. If we deliver shares of Schlumberger common stock at maturity in exchange for each HITS, the value of those shares may be less than the principal amount of each HITS and could be zero.

     Except in certain circumstances, you will not participate in any appreciation in the value of Schlumberger common stock. Generally, you will not participate in any appreciation in the price of Schlumberger common stock, and your return on the HITS will be limited to the coupon payable on the HITS.

     Secondary trading may be limited. There may be little or no secondary market for the HITS. You should be willing to hold your HITS to maturity.

     Market price of the HITS will be influenced by many unpredictable factors. Although we expect that generally the trading price of Schlumberger common stock on any day will affect the value of the HITS more than any other single factor, other factors that may influence the value of the HITS include: whether the trading price of Schlumberger common stock has decreased to or below the trigger price at any time on any trading day, the volatility, the dividend rate on Schlumberger common stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining to the maturity of the HITS, our creditworthiness and the occurrence of certain events affecting Schlumberger that may or may not require an adjustment to the exchange ratio.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase HITS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the HITS, as well as the projected profit included in the cost of hedging our obligations under the HITS.

     If the HITS are accelerated, you may receive an amount worth substantially less than the principal amount of the HITS. The amount payable to you if the maturity of the HITS is accelerated will differ depending on whether it is due to a price event acceleration due to a decline in the price of Schlumberger common stock times the exchange factor for two consecutive trading days to the acceleration trigger price of $2.00 per share, or an event of default acceleration, and may be substantially less than the principal amount of the HITS.

     Morgan Stanley is not affiliated with Schlumberger. Schlumberger is not an affiliate of ours and is not involved with this offering in any way.

     Morgan Stanley may engage in business with or involving Schlumberger without regard to your interests. We or our affiliates may presently or from time to time engage in business with Schlumberger without regard to your interests, and thus may acquire non-public information about Schlumberger. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Schlumberger, which may or may not recommend that investors buy or hold Schlumberger common stock.

     You have no shareholder rights. Investing in the HITS is not equivalent to investing in Schlumberger common stock. As an investor in the HITS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to Schlumberger common stock.

     The HITS may become exchangeable into the common stock of a company other than Schlumberger. Following certain corporate events relating to Schlumberger common stock, you may receive at maturity or the common stock of a successor corporation to Schlumberger. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the HITS.

     The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect Schlumberger common stock. For example, the calculation agent is not required to make any adjustments if Schlumberger or anyone else makes a partial tender or partial exchange offer for Schlumberger common stock. If an event occurs that does not require the calculation agent to adjust the amount of Schlumberger common stock payable at maturity, the market price of the HITS may be materially and adversely affected.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the HITS or that trade Schlumberger common stock on a regular basis are potentially adverse to your interests as an investor in the HITS. The hedging or trading activities of our affiliates on or prior to the date of this pricing supplement and during the term of the HITS could adversely affect the price of Schlumberger common stock on the pricing date and at maturity and, as a result, could decrease the amount you may receive on the HITS at maturity. Any of these hedging or trading activities on or prior to the date of this pricing supplement could potentially have increased the price of the underlying stock and, accordingly, potentially have increased the initial share price used to calculate the trigger price and, therefore, potentially have raised the trigger price relative to the price of the underlying stock absent such hedging or trading activity. Additionally, such hedging or trading activities during the term of the HITS could potentially affect whether the price of the underlying stock decreases to or below the trigger price and, therefore, whether or not you will receive the principal amount of the HITS or shares of the underlying stock at maturity. Furthermore, if the price of the underlying stock has decreased to or below the trigger price such that you will receive shares of the underlying stock at maturity, our trading activities prior to or at maturity could adversely affect the value of the shares of underlying stock we will deliver at maturity.

     The U.S. federal income tax consequences of an investment in the HITS are uncertain. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-7 of the prospectus supplement for HITS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the HITS.

ERISA

     See “ERISA” in the prospectus supplement for HITS.

United States Federal Income Taxation

     The U.S. federal income tax consequences of an investment in the HITS are uncertain. There is no direct legal authority as to the proper tax treatment of the HITS, and consequently our counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the HITS and subject to the discussion in the accompanying prospectus supplement under “United States Federal Taxation,” you have agreed with us to treat a HITS as a unit consisting of (i) an option granted by you to us, to enter into, upon the occurrence of certain events, a forward contract pursuant to which you agree to purchase Schlumberger common stock from us at maturity and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the forward contract. We have determined that the Yield on the Deposit is 5.23% per annum compounded quarterly, and that the remainder of the coupon on the HITS is attributable to the Option Premium, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Treatment of the HITS.”

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the HITS. Non-U.S. investors should note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors that hold, or will hold, actually or constructively, more than 5% of the HITS or more than 5% of any

Schlumberger common stock. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the HITS, the timing and character of income on the HITS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the HITS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for HITS.

      You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the HITS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.